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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                  SCHEDULE 13D



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                          Insituform Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    457667103
                         ------------------------------
                                 (CUSIP Number)

                               Janet T. Geldzahler
                               Sullivan & Cromwell
              1701 Pennsylvania Ave., N.W., Washington, D.C. 20006
                                 (202) 956-7515
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 25, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                                 SEC 1746(12-91)

                                  SCHEDULE 13D


CUSIP NO.       457667103               PAGE     2        OF               PAGES
          --------------------               ------------    -------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Interstate Properties
      22-1858622
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (A) |_|
                                                                  (B) |X|


--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

      New Jersey
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER

                        1,660,072
  NUMBER OF      ---------------------------------------------------------------
    SHARES        8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY
     EACH        ---------------------------------------------------------------
  REPORTING       9    SOLE DISPOSITIVE POWER
    PERSON
     WITH               1,660,072
                 ---------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,660,072
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                6.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                  PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.
         -------------------

         (a) The class of equity securities to which this Statement relates is Class A Common Stock, par value $.01 per share (the "Shares"), of Insituform Group Technologies, a Delaware corporation (the "Company"), which has its principal executive offices at 5315 Democrat Road, Memphis, Tennessee 38118.

Item 2.  Identity and Background.
         -----------------------

         (a) The persons filing this Statement are Interstate Properties, a New Jersey general partnership ("Interstate"). Interstate has three general partners: Steven Roth, Russell B. Wight, Jr. and David Mandelbaum.

         (b)-(c) The principal business of Interstate is real estate and investments. Interstate is located at Park 80 West, Plaza Two, Saddle Brook, New Jersey 07662. Mr. Roth's business address is Park 80 West, Plaza Two, Saddle Brook, New Jersey 07663. Mr. Roth's principal occupation is as a Managing General Partner of Interstate and as Chairman and Chief Executive Officer of the Company. The Company's principal business is leasing real estate. Mr. Wight's business address is 1222 Royal Palm Way, Boca Raton, Florida 33432 and his principal occupation is as a General Partner of Interstate. Mr. Mandelbaum's business address is 80 Main Street, West Orange, New Jersey 07052. His principal occupation is partner in the law firm of Mandelbaum & Mandelbaum.

         (d)-(e) During the last five years, none of the Interstate or its general partners has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Messrs. Roth, Wight and Mandelbaum are United States citizens.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         1,537,072 Shares were received by Interstate pursuant to a Scheme of Arrangement whereby holders of Ordinary Shares of Insituform Group Limited ("IGL") received .555 of a Share for each Ordinary Share held by them and the remainder were purchased in the market with working capital. Prior to the effectiveness of the Scheme of Arrangement, Interstate held 2,769,500 Ordinary Shares as to which it had filed Statements on Schedule 13D.

Item 4.  Purpose of Transaction.
         ----------------------

         Interstate acquired the Shares for investment purposes. Interstate may, subject to market conditions and its assessment of business prospects of Insituform, acquire additional Shares from time to time, through open market and/or privately negotiated transactions, as it determines in its discretion. Interstate may, however, determine at any time to cease effecting such purchases and/or to dispose of all or a portion of the Shares it owns. Interstate will continue to evaluate the business and business prospects of Insituform, and its present and future interest in, and intention with respect to, Insituform.

         Other than as discussed above and in the agreement described in Item 6, Interstate currently has no plans to effect any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a) As of the close of business on July 21, 1997, Interstate owned in the aggregate 1,660,072 Shares, which constitutes approximately 6.2% of the outstanding Shares, based on 26,916,294 of such Shares outstanding as of May 23, 1997, according to Insituform's proxy statement with respect to the 1997 annual meeting. In addition, Mr. Wight owns 4,672 Shares and Mr. Roth owns 10,000 Shares. Interstate disclaims any beneficial ownership of Mr. Wight's or Mr. Roth's Shares.

         (b) As general partners of Interstate, Messrs. Roth, Wight and Mandelbaum may be deemed to share the power to vote or to direct the vote or to dispose or to direct the disposition of the 1,660,072 Shares held by Interstate. Each of Mr. Wight and Mr. Roth has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Shares held by him.

         (c) Neither Interstate nor Messrs. Roth, Mandelbaum or Wight has engaged in any transactions in the past 60 days.

Item 6.  Contracts, Arrangement, Understandings or
         -----------------------------------------
         Relationships with Respect to Securities of the
         -----------------------------------------------
         Issuer.
         ------

         Interstate has registration rights for its Shares, pursuant to a registration rights agreement filed with the original Schedule 13D on December 18, 1992. In connection with the termination of a proxy fight involving Insituform, Mr. Wight, who serves on the board of directors of Insituform, has entered into the Agreement, dated as of July 25, 1997, attached hereto as
Exhibit 1 (the "Agreement"), pursuant to which he, together with certain other large shareholders of Insituform, has agreed to vote all Shares beneficially owned by him in favor of the specified nominees to Insituform's board of directors and in favor of the amendment of Insituform's Certificate of Incorporation to eliminate classification of Insituform's board of directors. The Agreement also gives Mr. Wight the right to select an additional nominee to join Insituform's board of directors, subject to the reasonable approval of Mr. Kalishman, another director of Insituform, and provides for a nominating committee of Messrs. Wight and Kalishman to select nominees to fill vacancies prior to Insituform's 1999 Annual Meeting. The foregoing is qualified in its entirety by reference to the Agreement.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         1. Registration Rights Agreement (previously filed on Schedule 13D dated December 18, 1992).

         2. Agreement, dated as of July 25, 1997.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 29, 1997




                                      By: /s/ Steven Roth
                                         ---------------------------------------
                                                     Steven Roth
                                                     General Partner